Kontoor Brands, Inc. 400 N. Elm Street Greensboro, NC 27401 KontoorBrands.com

May 12, 2021

Melissa Gilmore

Andrew Blume

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kontoor Brands, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended January 2, 2021

Filed March 3, 2021

File No. 001-38854

Dear Ms. Gilmore and Mr. Blume:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) as set forth in your letter dated April 29, 2021 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021. For ease of reference in this letter, each of your comments appears in italics directly above the Company’s related response.

Form 10-K for the Fiscal Year Ended January 2, 2021

Distribution Channels and Customers, page 5

1.

We note that you operate 169 concession retail stores and that such arrangements typically involve a dedicated sales area within a retail location and payment of a concession fee for use of the space based on a percentage of retail sales. Please tell us if you recognize concession sales on a gross or net basis and explain how you assessed the guidance in ASC 606-10-55-36 through -40 in determining the appropriate accounting treatment and your role as principal or agent. To the extent material, revise your revenue recognition accounting policy in future filings to discuss your concession retail arrangements.

Response:

The Company respectfully advises the Staff that it has determined that it is the principal in its concession sales and thus qualifies for gross reporting pursuant to ASC 606-10-55-36 through 40.

Concession arrangements generated less than 2% of the Company’s consolidated net revenues in 2020 and 2019, and thus are not material to the Company’s consolidated net revenues. However, we choose to disclose these arrangements because they are a visible component of our direct-to-consumer strategy in international markets.

Under a typical concession arrangement, the Company has a dedicated sales area within a retail location and pays a fee for use of the space based on a percentage of retail sales. The Company recognizes revenue based on the retail transaction price at the time the product is sold to the end consumer, who is our customer in these arrangements, and records amounts paid to the concessionaire as operating expenses (i.e., SG&A). The Company considered the guidance in ASC 606-10-55-39 in determining whether we are the principal or agent in our concessionaire arrangements, specifically noting the following:

•	The entity is primarily responsible for fulfilling the promise to provide the good or service

•

The Company is responsible for all aspects of the brand and its sale to the customer. It owns the brand, designs and manufactures the product, selects each concession location as part of its overall retail strategy, determines the product assortment to be offered in each concession location, and manages the brand image and presentation of our products to the customer within each location. This typically includes responsibility for the acceptability of our products meeting customer specifications. Thus, the Company is primarily responsible for fulfilling the promise to provide the specified good and the concessionaire is a party acting on the Company’s behalf to facilitate the final sale to the end consumer.

•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer

•

The Company owns the inventory and retains inventory risk until it is sold to the end consumer. The Company is also obligated to take back any product returns from the end consumer, and is at risk for any unsold product at the end of season or as otherwise required to maintain a proper assortment of goods for sale. The concessionaire has physical possession of the product, but it is holding the inventory in custody for the Company until the time of sale to the end consumer. Thus, the Company retains inventory risk before and after transfer of control to the end consumer.

•	The entity has discretion in establishing the price for the specified good or service

•

The Company has the discretion to establish prices and/or has significant influence in determining the final retail prices for the products sold to the end consumer. The Company and the concessionaire have collaborative discussions to determine the ultimate price of the products sold to the end consumer, especially during seasonal sales. The pricing strategy with the concessionaire generally mirrors that of our Company-operated retail locations.

In the Company’s next Annual Report on Form 10-K, we propose to modify the last sentence of our revenue recognition paragraph from Note 1 of the notes to the consolidated financial statements to acknowledge our evaluation and conclusion that we are the principal for all arrangements included in that paragraph, including the concession arrangements.

The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied based on the transfer of control of promised goods or services. The transfer of control typically occurs at a point in time based on consideration of when the customer has i) an obligation to pay for, ii) physical possession of, iii) legal title to, iv) risks and rewards of ownership of and v) accepted the goods or services. Revenue recognition within the wholesale channels occurs either upon shipment or delivery of goods based on contractual terms with the customer. Revenue recognition in the direct-to-consumer channels typically occurs at the point of sale for Company-operated or concession retail stores and either upon shipment or delivery of goods for e-commerce transactions based on contractual terms with the customer. For finished products shipped directly to customers from our suppliers, the Company’s promise to the customer is a performance obligation to provide the specified goods and the Company has discretion in establishing pricing. ~~Thus,~~ For each of these arrangements, the Company is the principal ~~in the arrangement~~ and revenue is recognized on a gross basis at the transaction price.

Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2, page 46

2.	Please amend your filing to provide revised Exhibits 31.1 and 31.2 that read exactly as set forth in Item 601(b)(31) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that on May 12, 2021, the Company will file Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended January 2, 2021, to file revised certifications of its principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

We appreciate the Staff’s time and attention. I am available to discuss the above comments and our responses, as needed.

Sincerely,

/s/ Rustin Welton
Rustin Welton
Executive Vice President and Chief Financial Officer